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06016582

September 1, 2006

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd (File No. 82-3315)**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

Enclosed please find a copy of certain information concerning transactions in securities of Roche Holding Ltd (File No. 82-3315) published on the website of the Swiss Exchange SWX (www.swx.com/admission/being_public/mtrans/publication_en.html). This information is being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call if you have any questions.

Very truly yours,

Peter R. Douglas

Enclosure

(NY) 09815/019/COR06/0901sec.doc

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Published Notifications on Management Transactions

The below-mentioned data regarding Management Transactions have been transmitted to the SWX Swiss Exchange by the listed companies. The SWX assumes no liability whatsoever for the completeness, correctness or currentness of this information. Please rea our legal notice (disclaimer).

Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out ur Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with EU as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not app on this website.

Transactions from Aug 2006 to Aug 2006

Issuer: Roche holding ag   Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123

Occurrances found: **1**
Locate date: Aug 2006

Issuer	**Roche Holding AG**
Transaction date	**30.08.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 3'644 securities** amounting to **CHF 475'167.29312** (CHF 130.40 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

SWX SWISS EXCHANGE an SWX Group company

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Published Notifications on Management Transactions

The below-mentioned data regarding Management Transactions have been transmitted to the SWX Swiss Exchange by the listed companies. The SWX assumes no liability whatsoever for the completeness, correctness or currentness of this information. Please rea our legal notice (disclaimer).

Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out u Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with E as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not app on this website.

Transactions from Aug 2006 to Aug 2006

Issuer: Roche holding ag ☐ Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123

Occurrances found: **1**
Locate date: Aug 2006

Issuer	**Roche Holding AG**
Transaction date	**30.08.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 3'644 securities** amounting to **CHF 475'167.29312** (CHF 130.40 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

CONTACT SEARCH SITEMAP DISCLAIMER PRINT

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media News

Basel, 1 September 2006

International Trade Commission rules in Roche's favour

Mircera case terminated

Roche is pleased to announce that the International Trade Commission in Washington decided not to review its Administrative Law Judge's initial determination to terminate the investigation of the importation of Mircera (a Continuous Erythropoietin Receptor Activator) into the United States. The investigation is ended.

Roche maintains its position that its novel continuous erythropoietin receptor activator does not infringe any of Amgen's U.S. patents for epoetin. The company will continue to focus its efforts on obtaining regulatory approval from U.S. and EU health authorities for Mircera which is in development for the treatment of renal anaemia in chronic kidney disease patients on dialysis and not on dialysis. The US has the largest population worldwide of patients suffering from chronic kidney disease with estimates of 20 million Americans or more.

William M. Burns, CEO Roche Pharma Division, said "The ITC's decision supports our long-term efforts to develop Mircera. We want to offer doctors and patients in the United States the choice of a novel medicine that has been created to allow longer dosing intervals up to every four weeks – something that currently does not exist in the United States. Our energies are focused on continuing our dialogue with health authorities regarding our filings which occurred in April this year and on further clinical trials to manage this oxygen-depriving condition."

About Mircera
Mircera is the first of a new class of anti-anaemia agents called C.E.R.A. (Continuous Erythropoietin Receptor Activator) that represents significant progress in this area. Traditional short-acting erythropoietin-stimulating agents (ESAs) are quickly internalized and degraded after binding to the receptors involved in stimulating red blood cell production. Unlike traditional ESAs Mircera has a greatly reduced affinity to the receptors allowing it to stimulate red cell production without immediate internalization and degradation. This distinct molecular interaction is believed to play a role in providing targeted, stable and sustained control of anaemia. Recently released Phase III data highlighted this new agent's ability to extend dosing intervals up to once monthly while maintaining stable haemogloblin levels in dialysis patients.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche

is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

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